June 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Request for Acceleration
Inpixon - Registration Statement on Form S-1
(SEC File No. 333-218173)

Ms. Woo:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Inpixon (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (SEC File No. 333-218173) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:15 P.M., Washington, D.C. time, on June 26, 2017, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Melanie Figueroa at (917) 546-7707, or in her absence, Blake Baron at (917) 546-7709.

Sincerely,

INPIXON

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer

AEGIS CAPITAL CORP.

810 Seventh Avenue

New York, New York 10019

June 23, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Jan Woo

Re:	Inpixon

Registration Statement on Form S-1 (File No. 333-218173)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time on June 26, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to the underwriter as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ David Bocchi
Name:	David Bocchi
Title:	Head of Investment Banking